Exhibit 4iii

SETTLEMENT AGREEMENT

Whereas, Cord Blood America, Inc. ("Cord") entered into a Securities Purchase Agreement (the "Agreement") with Tangiers Investors, LP ("Tangiers") on June 27, 2008, providing for a series of purchases of common stock of Cord (the "Shares"), by Tangiers, and the concurrent registration of said Shares and their placement into the Automated System for Deposits and Withdrawals of securities from depository Trust Company ("DWAC") through a DWAC eligible Transfer Agent; and

Whereas, with respect to the current tranche of the Shares purchased by Tangiers under the Agreement, because of a "chill" placed on new issuance of shares of Cord by Depository Trust Corporation ("DTC"), such Shares although registered, have not been allowed to be placed into DWAC, thereby precluding or making difficult and time consuming their sale into the public market; and

Whereas, it is possible that additional issuances of the Shares in the near term by Cord will have a similar impediment, until this "chill" is lifted; and

Whereas, the price of Cord's Common Stock may go up or may go down between the date of delivery of Shares by Cord to Tangiers, and the date on which such "chill" is lifted, permitting Tangiers to effectively sell the Shares into the public market; and

Whereas, the Agreement provides in Section 2.5 for the payment of damages in event of delay or inability of Cord to provide Shares to Tangiers which are Shares which can be immediately placed into DWAC, said Section 2.5 reading as follows:

"Section 2.5.  Hardship. In the event the Investor sells shares of the Company's Common Stock after receipt of an Advance Notice and the Company fails to perform its obligations as mandated in Section 2.3, and specifically the Company fails to deliver to the Investor on the Advance Date the shares of Common Stock corresponding to the applicable Advance pursuant to Section 2.3(a)(i), the Company acknowledges that the Investor shall suffer financial hardship and, provided that the Investor has performed its obligations pursuant to Section 2.3,therefore shall be liable for any and all losses, commissions, fees, or financial hardship caused to the Investor";

and

Whereas, the parties wish to fix the liability of Cord under the Agreement for Cord's failure to deliver Shares which could be immediately placed into DWAC so that both parties have certainty as to the liability which Cord has incurred by this failure, both for this tranche of Shares, and for any future tranche of Shares issued by Cord under the Settlement Agreement;

Now, therefore, the parties hereto agree as follows:

1. The parties hereto agree that in satisfaction of any and all losses, commissions, fees, and/or financial hardship accruing to Tangiers under the Agreement as a result of Cord's delivery of registered Shares under its Agreement to Tangiers which Tangiers can not place into DWAC, and as liquidated damages therefore, that Cord shall pay to Tangiers until such time as the "chill" is taken off the Cord Shares and said Shares can be freely deposited into the DWAC system, a liquidated damages sum calculated as follows:

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A sum equal to:

(i) 90% of the volume weighted average price of our common stock on the Over-the-Counter Bulletin Board for the five (5) consecutive trading days immediately following the notice date.

PLUS

(ii) a sum equal to 30% of the sum calculated in (i);

LESS

(iii)  a sum equal to the actual sum received by Tangiers on the sale of each Share which is sold prior to the lifting of the "chill", and a sum equal to the closing price for Cord Common stock on the date the "chill" is lifted for all Shares held by Tangiers and not yet sold at such date.

If the formula produces a sum of less then zero for any Share, then no liquidated damages shall be due as to such Share.

By way of example using arbitrary numbers, if the closing price of Cord stock on the date of Share issuance is $100, and on the date of Tangier's sale of the Share, or on the date the "chill" is lifted as to unsold Shares held by Tangiers, the closing stock price has gone down to $70, then with respect to such block of Shares, Cord shall pay to Tangiers the sum of $47 in liquidated damages on each Share of stock in said block. {(100 * 0.9 = 90) plus (90 * 0.3=27), minus 70}. If the closing price of Cord stock on the date of issuance is $100, and on the date of sale, or the date the "chill" is lifted the closing stock price has gone up to $115, Cord shall pay to Tangiers the sum of $2 per share for each Share in said block. {(100 * 0.9=90) plus (90 * 0.3=27), minus 115}.

Said sum shall be paid monthly by Cord on all Shares sold by Tangiers into the market for such month, within 10 days after the end of each month, until the "chill" has been lifted., and shall be paid for all Shares held by Tangiers on the date of lifting of the "chill" 10 days after the lifting of such "chill". Said sum may be paid either in cash, or by delivery by Cord to Tangiers of additional Common shares of Cord having a market value equal to said sum, and which are free trading.

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